VIA EDGAR AND FACSIMILE

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd

Registration Statement on Form S-1,

filed December 17, 2004, as amended February 11, 2005,

  March 21, 2005 and April 11, 2005

File No. 333-121407

Dear Mr. Webb,

On behalf of Lazard Ltd (“Lazard” or the “Company”), set forth below are the responses of Lazard to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding its above-referenced Registration Statement, which you delivered in a letter dated April 15, 2005.

We are providing under separate cover five copies of Amendment No. 4 to the above-referenced Registration Statement (“Amendment No. 4”), which reflects Lazard’s responses and additional and revised disclosure. Two copies of Amendment No. 4 are marked to show changes

Division of Corporate Finance

April 18, 2005

from the filing of Amendment No. 3 to the Registration Statement on Form S-1 on April 11, 2005. We are providing courtesy copies of Amendment No. 4, including a version marked for changes, to Angela Jackson, Staff Accountant, Joyce Sweeney, Senior Accountant, and Christian Windsor, Special Counsel.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of the Registrants. All page references in the responses set forth below refer to pages of the revised Registration Statement.

General Comments on this Filing

1.	We note your response to prior comment 5. Please advise the staff how you determined that the offer to the historical partners did not require integration. In addition, if any historical partner will continue to participate in this transaction, other that Mr. Wasserstein, please detail their involvement in the operations of Lazard following the transactions.

Response: The Company supplementally advises the Staff that it has terminated this offering. In addition, the Company has offered only its principal executive officer the opportunity to receive shares of the Company’s common stock in lieu of the cash redemption consideration. The Company has revised the Registration Statement on pages 57 and II-2 to reflect the developments in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Statement of Income – page 74

2.	As previously requested in comment 6 in our letter dated April 6, 2005, please revise your Unaudited Pro Forma Condensed Consolidated Statement of Income to disclose earnings per share in the column labeled “Total”, which presents adjusted historical results of operations prior to the pro forma adjustments for the additional financing transactions and for this offering.

Response: The Company has revised the Registration Statement on page 75 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition – Page 77

3.	Please revise to separately present the gross adjustment for each pro forma adjustment included within Note (f). Alternatively, revise Note (f) to include a tabular presentation separately disclosing each gross pro forma adjustment.

Response: The Company has revised the Registration Statement on pages 78 and 79 in response to the Staff’s comment.

Division of Corporate Finance

April 18, 2005

Notes to Unaudited Pro Forma Statement of Financial Condition – page 78

4.	Please revise Note (g) to describe how the pro forma adjustment for the quarterly contract adjustment payments is calculated.

Response: The Company has revised the Registration Statement on page 79 in response to the Staff’s comment.

Executive Compensation – page 140

5.	As previously requested, please include compensation information for 2003. The information was required, although not provided, in the initial filing of the registration statement in December 2004 and so is still required. See the Instruction to Item 402(b).

Response: The Company has revised the Registration Statement on page 142 in response to the Staff’s comment.

Description of the Equity Security Units – page 180

6.	We are in the process of evaluating your supplemental response to our prior comment 12 with respect to your proposed accounting treatment of the equity security units. We will have further comments.

Response: The Staff’s comment is duly noted, and the Company intends to respond to any additional comments of the Staff as soon as practicable.

Exhibit 5.2 – Opinion of Conyers Dill

7.	Please remove assumption (d). We note the revised disclosure that Conyers Dill is relying upon the officer’s certificate and therefore the assumption is not appropriate.

Response: The opinion of Conyers Dill & Pearman has been revised in response to the Staff’s comment.

* * *

Division of Corporate Finance

April 18, 2005

Should you require further clarification of the matters discussed in this letter or in the revised Registration Statement, please contact Craig M. Wasserman, Esq., Benjamin D. Fackler, Esq. or the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Gavin D. Solotar Gavin D. Solotar, Esq.

cc:	Scott D. Hoffman, Esq.
Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq.
Cravath, Swaine & Moore LLP